UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Amended and Restated Articles of Association

NLS Pharmaceutics Ltd. (the “Registrant”) will file Amended and Restated Articles of Association, with the commercial registry of the Canton of Zurich, Switzerland, reflecting the increase of the new share capital, to be effective as of September 27, 2024, with a total outstanding share capital of CHF 937,600 which is divided into 1,172,000 by CHF 69,895.64 through the issuance of 87,369.55 registered shares, which are fully paid-in, with a nominal value of CHF 0.80 each, and thus increasing its total outstanding share capital to CHF 937,600 which is divided into 1,172,000 registered shares.

The foregoing description of the Amended and Restated Articles of Association is qualified in its entirety by reference to the Amended and Restated Articles of Association filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

Reverse Stock Split

On August 26, 2024, the Registrant furnished to the Securities and Exchange Commission a Report on Form 6-K (the “Original 6-K”) that included the notice, the proxy statement and form of proxy card related to the Registrant’s Extraordinary General Meetings, which were both held on September 18, 2024. The Original 6-K reflects the following proposals (the “Proposals”): (1) ordinary capital increase, which is a preparatory measure for the share consolidation, (2) the implementation of capital band, (3) the conditional share capital for employee and advisory option, (4) conditional share capital for shareholders’ options and (5) the consolidation of shares at a ratio of 40:1 (the “Reverse Split”). Each of the Proposals was passed at the Registrant’s Extraordinary General Meetings.

A notice of the reverse split will be filed with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024. As a result, the reverse split will become effective in Switzerland on September 27, 2024, shortly before Nasdaq market opening at 9:30 am (EST). Following its effectiveness in Switzerland, the reverse split will be published.

On September 25, 2024, the Registrant issued a press release titled: “NLS Pharmaceutics Ltd. Announces Expected Implementation of 1-for-40 Reverse Share Split.” A copy of this press release is furnished herewith as Exhibit 99.1.

The Report on Form 6-K is incorporated by reference  into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Amended and Restated Articles of Association.
99.2	Press release titled: “NLS Pharmaceutics Ltd. Announces Expected Implementation of 1-for-40 Reverse Share Split.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: September 25, 2024	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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